SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TIMEFIREVR INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88732W109

(CUSIP Number)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) WWOD Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 993,830 (see Item 4)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 993,830 (see Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 993,830 (see Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2% (see Item 4)*
12	TYPE OF REPORTING PERSON OO- Limited Liability Company

* Includes 599,185 shares underlying convertible preferred stock and 129,310 warrants.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Neil Rock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 993,830 (see Item 4)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 993,830 (see Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 993,830 (see Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2% (see Item 4)*
12	TYPE OF REPORTING PERSON IN

*Includes 599,185 shares underlying convertible preferred stock and 129,310 warrants.

ITEM 1.

(a)	Name of Issuer: TimefireVR Inc., a Nevada Corporation

(b)	Address of Issuer's Principal Executive Offices: 7600 E. Redfield Rd., #100, Building A, Scottsdale, AZ 85260

ITEM 2.

(a)	This statement is filed by WWOD Holdings LLC and Mr. Neil Rock ("Mr. Rock"), who are collectively referred to herein as "Reporting Persons."

(b)

Address of Principal Business Office or, if none, Residence: The address for each Reporting Person is:

c/o David E. Danovitch, Esq.

Robinson Brog Leinwand Greene Genovese & Gluck P.C.

875 Third Avenue, 9th Floor

New York, NY 10022

(c)	Citizenship: Citizenship is set forth in Row (4) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

(d)	Title of Class of Securities: Common Stock, $0.001 value per share (the “Common Stock)

(e)	CUSIP Number: 88732W109

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows (5)- (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 9, 2017 discloses that the total number of outstanding shares of Common Stock as of February 3, 2017 was 44,840,276.

The number of securities reported as beneficially owned includes 599,185 shares underlying convertible preferred stock and 129,310 warrants.

Mr. Rock, as the Managing Member of WWOD Holdings LLC, may be deemed to be the beneficial owner of all securities held by WWOD Holdings LLC. Mr. Rock disclaims beneficial ownership of these securities.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

WWOD Holdings LLC

By: /s/ Neil Rock
Name: Neil Rock
Title: Managing Member

/s/ Neil Rock
Neil Rock